SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------


                                    Form 11-K



(Mark One)

   [X]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 1999

                                       OR

   [ ]         TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from __________ to __________


                                  ------------


                           Commission File No. 0-3319

                                  ------------


                          Del Global Technologies Corp.
                                   401(k) Plan

                            (Full title of the Plan)

                          Del Global Technologies Corp.
          (Name of issuer of the securities held pursuant to the Plan)

                                One Commerce Park
                               Valhalla, NY 10595

                     (Address of principal executive office)

DEL GLOBAL TECHNOLOGIES  CORP.
401(k) PLAN

TABLE OF CONTENTS

                                                                       Page

INDEPENDENT AUDITORS' REPORT                                             1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 1999 AND 1998

   Statements of Net Assets Available for Plan
      Participants as of December 31, 1999
      and 1998                                                           2

   Statements of Changes in Net Assets Available for
     Plan Participants for the Years Ended December 31,
     1999 and 1998                                                       3

   Notes to Financial Statements                                         4

SUPPLEMENTAL SCHEDULES:

   Item 27a - Schedule of Assets Held for Investment Purposes
              as of December 31, 1999                                    8

   Item 27d - Schedule of Reportable Transactions
              for the Year Ended December 31, 1999                       9

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Del Global Technologies Corp. 401(k) Plan

We have audited the accompanying statements of net assets available for plan participants of Del Global Technologies Corp. 401(k) Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan participants for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan participants of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan participants for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1999 and (2) reportable transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Jericho, New York

June 26, 2000

DEL GLOBAL TECHNOLOGIES CORP.
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN PARTICIPANTS
DECEMBER 31, 1999 AND 1998

                                                      December 31,  December 31,
                                                          1999          1998
                                                      -----------   ------------
ASSETS

   Investments, at fair value                          $8,846,088     $7,580,377

   Contributions receivable from:
     Participants                                          77,700         76,235
     Employer                                              50,000         68,818
                                                       ----------     ----------

       Total receivables                                  127,700        145,053
                                                       ----------     ----------


LIABILITIES

   Accrued expenses and accounts payable                   26,058         50,674
                                                       ----------     ----------
NET ASSETS AVAILABLE FOR
   PLAN PARTICIPANTS                                   $8,947,730     $7,674,756
                                                       ==========     ==========













See notes to financial statements.

DEL GLOBAL TECHNOLOGIES CORP.
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
PARTICIPANTS
YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                     Year Ended      Year Ended
                                                    December 31,    December 31,
                                                        1999            1998
                                                    ------------    ------------
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Contributions from:

     Participants                                    $  914,979       $  770,694
     Employer                                            50,000           68,818
     Rollovers                                             --               --
                                                     ----------       ----------
         Total contributions                            964,979          839,512
                                                     ----------       ----------

   Investment income:
     Net appreciation in fair value
        of investments                                  367,721          349,141
     Interest and dividends                             544,909          428,719
                                                     ----------       ----------

         Total investment income                        912,630          777,860
                                                     ----------       ----------

         Total additions                              1,877,609        1,617,372
                                                     ----------       ----------

DEDUCTIONS FROM NET ASSETS
     ATTRIBUTED TO:

     Benefits paid to participants                      578,577          191,730
     Administrative expenses                             26,058           50,674
                                                     ----------       ----------

         Total deductions                               604,635          242,404
                                                     ----------       ----------

NET INCREASE IN NET ASSETS
      AVAILABLE FOR
      PLAN PARTICIPANTS                               1,272,974        1,374,968

NET ASSETS AVAILABLE FOR
      PLAN PARTICIPANTS,
      BEGINNING OF YEAR                               7,674,756        6,299,788
                                                     ----------       ----------

NET ASSETS AVAILABLE FOR
      PLAN PARTICIPANTS,
      END OF YEAR                                    $8,947,730       $7,674,756
                                                     ==========       ==========

See notes to financial statements.

DEL GLOBAL TECHNOLOGIES CORP.
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998

1.    DESCRIPTION OF THE PLAN

     The following summary of certain provisions of the Del Global Technologies Corp. 401(k) Plan (formerly the Del Electronics Corp. 401(k) Plan) (the "Plan") is provided for general information purposes only. Participants should refer to the summary Plan description and the Plan document for complete information.

      a. General - The Plan is a defined contribution plan covering all employees of Del Global Technologies Corp. (formerly Del Electronics Corp.) (the "Company") and participating subsidiaries (RFI Corporation, Dynarad Corp., Del Medical Systems Corp., Bertan High Voltage Corp., Gendex-Del Medical Imaging Corp. and the Del Power Conversion Division) who have completed one-quarter year of service and are age twenty-one or older. The Company's Board of Directors has appointed Seymour Rubin, David Engel, and Leonard Trugman to the Plan's Administrative Committee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      b. Participant Contributions - Employees may elect to contribute to the Plan from 1% to 15% (in full percentage points) of their
            "before-tax" earnings, and from 1% to 10% (in full percentage points) of their "after tax" earnings, up to a maximum in accordance with Section 415(c) of the Internal Revenue Code and adjusted annually for inflation thereafter.

      c. Employer Contributions - Under the Plan's terms, the Company is not required to contribute to the Plan. The Company made contributions of $50,000 and $68,818 for the Plan's fiscal years ended December 31, 1999 and 1998, respectively. The contributions in the form of the Company's common stock were recorded at fair value based on the closing market price on the date of transfers.

      d. Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      e. Withdrawals - Under the terms of the Plan, a participant may make a withdrawal for reasons of economic hardship before attaining age 59 1/2. Upon attaining age 59 1/2, participants may withdraw their entire account balance.

      f. Vesting - Employee and rollover contributions are fully vested upon entering the Plan. Employer contributions vest at the following rates:

                  Years of Service                   Vesting Percentage

             Less than one                                    0%
             One but less than two                           20
             Two but less than three                         40
             Three but less than four                        60
             Four but less than five                         80
             Five or more                                   100

      g. Expenses - Administrative expenses are paid by the Plan and are allocated to each fund when paid.

      h. Participant Loans - The Plan allows participants to borrow up to the lesser of $50,000 or 50% of the vested portion of their account balances, subject to certain restrictions. Loan terms range from 1-5 years except for the purchase of a primary residence. The loans are secured by the balance in the participants' accounts and bear interest at market rates.

      i.    Forfeitures  -   Forfeited   balances   of terminated  participants'
            non-vested accounts are reallocated among remaining participants.

2.    SIGNIFICANT ACCOUNTING POLICIES

     a. Basis of Accounting - The financial statements of the Plan have been prepared under the accrual basis of accounting.

     b. Accounting Estimates - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan participants and changes therein. Actual results could differ from those estimates.

     c. Benefit Payments - Distributions to Plan participants are recorded when paid.

     d. Valuation of Investments and Income Recognition - Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     e. Participant Loans Receivable - Participant loans are valued at cost, which approximates fair value.

     f. Recently Issued Accounting Pronouncements - In 1999, the Plan adopted the AICPA's Statement of Position ("SOP") 99-3, "Accounting and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters". The SOP simplifies the disclosures for certain investments and eliminates the requirement to disclose by investment fund option the statement of net assets available for plan participants and the changes in net assets available for plan participants for all years presented. Accordingly, certain reclassifications have been made in the prior year's financial statements to correspond to the current year's presentation.

3.   TRUSTEES OF THE PLAN

     The Company's Board of Directors has appointed Merrill Lynch Trust Company of America ("Merrill Lynch") as trustee of the Plan and related trust effective January 1, 1997. Merrill Lynch also serves as custodian of the Plan's assets and executes investment transactions.

4.   INVESTMENTS

     The assets of the Plan, held by Merrill Lynch, are invested in the following investment accounts: a guaranteed trust account, two diversified equity and fixed-income accounts and three diversified common stock funds, at the discretion of the participant. The accounts were credited with actual earnings on the underlying investments and charged for Plan withdrawals.

     The following investments represent five percent or more of the Plan's net assets available for plan participants:

                                                  December 31,  December 31,
                                                      1999          1998
                                                  ------------  ------------

     Merrill Lynch Preservation Trust Fund         $4,060,282    $3,953,860
     AIM Value Fund                                 2,429,194     1,548,905
     Merrill Lynch Basic Value Fund                   792,128       678,403
     Merrill Lynch Capital Fund                       570,485       645,381
     MFS Emerging Growth Fund                         524,236          --
                                                   ----------    ----------
                                                   $8,376,325    $6,826,549
                                                   ==========    ==========

     All investments, except for the Merrill Lynch Preservation Trust Fund, are recorded at fair market value based upon closing market prices.

     During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $367,721 as follows:

                                                     For the
                                                    Year Ended
                                                   December 31,
                                                      1999
                                                   -----------

     Common stocks                                  $ 394,200
     Diversified equity and fixed income              (26,479)
                                                   ----------
                                                    $ 367,721
                                                   ==========

    The Merrill Lynch Preservation Trust primarily invests in investment contracts providing a guaranteed return on principal invested over a specified period. The crediting interest rate, which approximates the average yield as of December 31, 1999, was 6.01%. The investments are fully benefit responsive and are recorded at contract value, which equals principal plus accrued interest, and was determined to approximate fair value.

5.  PRIORITIES UPON TERMINATION OF THE PLAN

    Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, in the event of Plan termination, participants will become 100% vested in their accounts and the assets of the Plan shall be distributed to participants and beneficiaries based on their individual accounts as of the termination date.

6.  TAX STATUS

    The Internal Revenue Service has determined and informed the Company by letter dated June 21, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.  PARTY-IN-INTEREST

    A portion of the plan's investments are shares in funds managed by Merrill Lynch. Merrill Lynch is the custodian of these investments as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

                                     ******

                             SUPPLEMENTAL SCHEDULES

DEL GLOBAL TECHNOLOGIES CORP.
401(k) PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999

                                      Number of                        Current
            Description              Units/Shares         Cost          Value
            -----------              ------------         ----         -------
COMMON TRUST
  Merrill Lynch Preservation
    Trust Fund                          4,045,354     $4,045,354     $4,060,282
MUTUAL FUNDS
  MFS Emerging Growth Fund                  7,856        365,805        524,236
  AIM Value Fund                           49,861      2,075,440      2,429,194
  Merrill Lynch Basic Value Fund           20,819        797,275        792,128
  Merrill Lynch Global
     Allocation Fund                        6,664         86,796         93,828
  Merrill Lynch Capital Fund               17,841        611,535        570,485
COMMON STOCK:
  Del Global Technologies Corp.            40,533        452,769        263,398

Participant Loan Funds*                   124,782        124,782        124,782

Other                                                    (12,245)       (12,245)
                                                      ----------     ----------
Total                                                 $8,547,511     $8,846,088
                                                      ==========     ==========

* Range of interest rates:
  8.75% - 9.5%

  Range of maturity dates:
  May 2000 to September 2004

DEL GLOBAL TECHNOLOGIES CORP.
401(k) PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                          Purchases                       Sales
               Identity of                  Description     Purchase      Number of        Selling       Number of     Net Gain
             Party Involved                  of Asset        Price       Transactions       Price      Transactions    or (Loss)
              --------------                ----------       -----       ------------      -------     ------------    ---------
A series of transactions in excess of 5% of the beginning value of plan assets:

Merrill Lynch Preservation Trust Fund       Trust Fund      $861,749          137         $   -              -              -
Merrill Lynch Preservation Trust Fund       Trust Fund       755,329           -           755,329          84              -
AIM Value Fund                              Mutual Fund      738,177           71             -              -              -

                                    SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                Del Global Technologies Corp.
                                                401(k) Plan


Date:  June 29, 2000                            By:  /s/ Michael H. Taber
                                                     --------------------
                                                Chief Financial Officer,
                                                Plan Administrator,
                                                Del Global Technologies Corp.
                                                401(k) Plan